

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 21, 2013

Via E-mail
John Harland
Chief Financial Officer
WaferGen Bio-Systems, Inc.
7400 Paseo Padre Parkway
Fremont, CA 94555

Re: WaferGen Bio-Systems, Inc.
Registration Statement on Form S-1
Response dated November 8, 2013
File No. 333-191645

Dear Mr. Harland:

We reviewed your November 8, 2013 letter and have the following additional comment. Please respond to this letter by providing the requested information. Where you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

1. Please expand your analysis provided in response to prior comment 1 to:

- Tell us how you believe it is affected by the registration statement that you filed on October 31, 2013.
- Quantify the size of the offering relative to the "public float" that you mention on page 4 of your response. Please show us your calculations in your response.
- Show us your calculations that determined the number of offered common shares underlying the preferred stock and warrants. Include in your response reference to the specific subsection of the specific exhibit to your registration statement that specifies the applicable conversion rate or exercise price.
- Provide us a table that:
  - shows the number of shares offered by each selling stockholder in the 2011 registration statement that you mention at the bottom of page 2 of your response, and then
  - clearly shows how the 2013 exchange resulted in the number of shares offered by that selling stockholder in the registration statement that you filed on October 9, 2013.

- Analyze (1) how the rights of the security holders that participated in the 2013 exchange changed as a result of that exchange and (2) the relative value of your securities held by such security holder before and after the exchange.
- Tell us about any payments that you or your affiliates received or will receive in connection with the exchange or the conversion or exercise of the securities issued in the exchange. Also tell us about any payments that the selling stockholders or their affiliates received or will receive in connection with the exchange or the conversion or exercise of the securities issued in the exchange.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Brian Soares at (202) 551-3580 or me at (202) 551-3617 with any questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): Mark R. Busch
K&L Gates LLP